UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 2)

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Filed by a Party other than the Registrant ☒

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☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

SYNALLOY CORPORATION
(Name of Registrant as Specified in Its Charter)

Privet Fund LP Privet Fund Management LLC Ryan Levenson UPG Enterprises LLC Paul Douglass Christopher Hutter Andee Harris Aldo Mazzaferro Benjamin Rosenzweig John P. Schauerman
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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2020 ANNUAL MEETING OF STOCKHOLDERS

OF

SYNALLOY CORPORATION

SUPPLEMENT DATED MAY 27, 2020 TO THE PROXY STATEMENT OF PRIVET FUND LP AND UPG ENTERPRISES LLC DATED APRIL 9, 2020

PLEASE SIGN, DATE AND MAIL THE WHITE PROXY CARD TODAY

Privet Fund LP (together with its affiliates, “Privet”) and UPG Enterprises LLC (together with its affiliates, “UPG” and collectively with Privet, the “Stockholder Group” or “we” or “us”) collectively beneficially own approximately 24.9% of the outstanding shares of common stock, $1.00 par value per share (“Common Stock”), of Synalloy Corporation, a Delaware corporation (“Synalloy” or the “Company”), making us the Company’s largest stockholder. We are sending this proxy statement supplement (“Proxy Supplement”) and accompanying WHITE proxy card in connection with the solicitation of proxies in connection with the Company’s 2020 annual meeting of stockholders scheduled to be held on Tuesday, June 30, 2020 at 9:00 a.m. Eastern Time, at Synalloy’s headquarters at 4510 Cox Road, Suite 201, Richmond, Virginia 23060 (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”).

The Stockholder Group filed its definitive proxy statement for the Annual Meeting with the Securities and Exchange Commission (the “SEC”) on April 9, 2020, as supplemented on April 28, 2020 (collectively, the “Definitive Proxy Statement”).

This Proxy Supplement is dated May 27, 2020, and is first being furnished to stockholders on or about May 27, 2020. This Proxy Supplement should be read in conjunction with the Definitive Proxy Statement. Defined terms used but not defined below have the meanings ascribed to them in the Definitive Proxy Statement. Except as updated or supplemented by this Proxy Supplement, all information set forth in the Definitive Proxy Statement remains unchanged and should be considered in casting your vote at the Annual Meeting.

For the reasons set forth in the Definitive Proxy Statement, we are seeking your support to elect the Stockholder Group’s five (5) director nominees, Andee Harris, Christopher Hutter, Aldo Mazzaferro, Benjamin Rosenzweig and John P. Schauerman (each a “Nominee” and collectively, the “Nominees”), to the Company’s Board of Directors (the “Board”) at the Annual Meeting in opposition to the Company’s director nominees.

IF YOU HAVE SUBMITTED A WHITE PROXY CARD AND ARE A STOCKHOLDER AS OF THE RECORD DATE AND YOU DO NOT WISH TO CHANGE YOUR VOTE, THEN YOU DO NOT HAVE TO TAKE ANY FURTHER ACTION. YOU SHOULD DISREGARD AND DISCARD ANY BLUE PROXY CARD YOU RECEIVE FROM THE COMPANY. ONLY YOUR LAST DATED PROXY CARD WILL COUNT.

SUPPLEMENTAL INFORMATION REGARDING THE BACKGROUND OF THE SOLICITATION

On the evening of Friday, May 22, 2020, the Company’s legal counsel (“Company Counsel”) sent a letter (the “May 22nd Letter”) to the Stockholder Group’s legal counsel (“Group Counsel”) claiming that certain disclosures in the Definitive Proxy Statement are “insufficient, incomplete, false or misleading in multiple respects” and demanded that the Stockholder Group supplement and correct its disclosures. Attached as an exhibit to the May 22nd Letter was a letter addressed to the Board purportedly sent on behalf of a stockholder of the Company claiming that the Definitive Proxy Statement is misleading and incomplete in several respects (the “Purported Stockholder Letter” and together with the May 22nd Letter, the “Disclosure Demand”). As set forth more fully below, the Stockholder Group disagrees with the Disclosure Demand in its entirety.

In addition, the May 22nd Letter claims to constitute notice of certain deficiencies with respect to Privet’s letter, dated May 21, 2020 (the “May Nomination Notice”), nominating the Nominees for election to the Board at the Annual Meeting;1 however, the May 22nd Letter fails to identify how the May Nomination Notice is deficient and lacks an explanation as to how it does not comply with the disclosure obligations established by the Company’s Bylaws for a stockholder of the Company to nominate director candidates for election to the Board. The Stockholder Group disagrees that there are any deficiencies. Notably, in addition to the Company’s failure to identify the alleged deficiencies, the May Nomination Notice is substantially the same as the nomination notice Privet delivered to the Company on March 16, 2020 initially nominating the Nominees for election to the Board at the Annual Meeting (the “March Nomination Notice”), and no alleged deficiencies were raised by the Company with respect to the March Nomination Notice.2 Accordingly, we believe the May 22nd Letter represents an attempt to needlessly add time and expense to the Stockholder Group’s efforts to exercise its fundamental rights to nominate and seek the election of director candidates at the Annual Meeting. The Stockholder Group expressly reserves all of its rights to take any and all action that it believes is necessary to protect its rights with respect to the nomination of director candidates at the Annual Meeting.

The Purported Stockholder Letter demanded that the Board “take action to (i) investigate the Stockholder Group’s disclosures made in the [Definitive] Proxy Statement and related soliciting materials regarding the background and experience of the Stockholder Group’s director nominees and investigate the timing and formation of the Stockholder Group, (ii) commence litigation to compel the Stockholder Group to make adequate disclosures to Synalloy stockholders and to do so sufficiently in advance of the stockholder vote, and (iii) pursue such other civil remedies as may be available.” The Purported Stockholder Letter also claimed that the purported stockholder “will seek to commence litigation on behalf of the Company and/or directly to seek appropriate relief” if the Board does not take such demanded actions within a reasonable amount of time. Ultimately, the Disclosure Demand alleges violations of Rule 14a-9 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which prohibits false or misleading disclosure, and demands supplemental disclosure be made by the Stockholder Group.

1 The Company’s Bylaws require nominations of director candidates to be submitted 30 to 60 days in advance of the applicable meeting, which is why Privet had to resubmit its nomination of the Nominees after the Annual Meeting was scheduled for June 30, 2020.

2 On March 26, 2020, Company Counsel sent a letter to Privet seeking “clarification” of certain matters with respect to the March Nomination Notice. On March 27, 2020, Group Counsel sent a letter to Company Counsel on behalf of Privet explaining its belief that there was no valid basis for the requested clarification because the Company was seeking information that well exceeded Privet’s disclosure obligations as a nominating stockholder pursuant to the Bylaws. Nevertheless, within the same letter, Group Counsel voluntarily provided the requested clarification as a courtesy, and no issues with the March Nomination Notice were subsequently raised by the Company.

The Stockholder Group firmly believes that the disclosure in the Definitive Proxy Statement complies with the requirements of the Exchange Act and that the allegations in the Disclosure Demand are without merit. To the extent that the Company or any other party commences litigation against the Stockholder Group alleging violations of the Exchange Act or otherwise, the Stockholder Group intends to vigorously defend itself.

First, the Disclosure Demand claims the Definitive Proxy Statement omits certain information regarding how Privet and UPG formed the Stockholder Group, and contends disclosure of discussions that took place before Privet and UPG entered into a group agreement (the “Group Agreement”) on March 3, 2020 are required and that Privet and UPG must have coordinated their purchases of Synalloy Common Stock in advance thereof.

The Stockholder Group disagrees. As disclosed in the Definitive Proxy Statement, Privet filed its initial Schedule 13D with respect to the Company on September 19, 2016, and its status as a significant stockholder of the Company has been publicly known since such time. As the Company’s largest stockholder, Privet has had conversations with various third parties concerning Synalloy from time to time; however, Privet had no agreements, arrangements or understandings with any third party (excluding the Company) with respect to the securities of the Company prior to the execution of the Group Agreement on March 3, 2020. Pursuant to the Group Agreement, Privet and UPG agreed, among other things, to form a group for the purpose of engaging in discussions with the Company regarding means to enhance stockholder value. Notably, Schedule I of the Definitive Proxy Statement discloses the transactions in securities of the Company during the past two years by the Stockholder Group and confirms that Privet’s last purchase of Company securities prior to the execution of the Group Agreement was on March 18, 2019. Meanwhile, UPG’s first purchase of Company securities occurred on January 23, 2020. Following the execution of the Group Agreement, Privet and UPG each made purchases of Company securities on March 3, 2020 and March 4, 2020 (with Privet also making a purchase on March 5, 2020). As disclosed in the Definitive Proxy Statement, once Privet and UPG jointly agreed to pursue a proxy contest, they entered into a Joint Filing and Solicitation Agreement (the “Joint Filing and Solicitation Agreement”) with the Nominees on March 16, 2020, which superseded the Group Agreement. Pursuant to the Joint Filing and Solicitation Agreement, the parties agreed, among other things, to solicit proxies for the election of the Nominees at the Annual Meeting. Privet and UPG were already a publicly disclosed group when the Stockholder Group submitted its nomination of director candidates for election to the Board at the Annual Meeting on March 16, 2020. Further, the Stockholder Group has publicly disclosed its Nominees’ plans and proposals for the Company if the Nominees are elected to the Board at the Annual Meeting, and believes that the relevant and material information concerning the Stockholder Group and its Nominees has been publicly disclosed in order to allow stockholders to make an informed decision when casting their votes at the Annual Meeting.

The Disclosure Demand does not identify any inaccurate statements regarding UPG’s business or operations; yet, it nonetheless alleges that detailed descriptions of UPG’s business, operations and performance must be provided because there is a lack of publicly available information since it is a privately held company. The Stockholder Group again disagrees. As an initial matter, the Disclosure Demand does not indicate that anything disclosed with respect to UPG is false or misleading; rather, it suggests that UPG has some sort of open ended obligation to provide unspecified additional information. However, UPG is just a stockholder of the Company and a participant in the Stockholder Group’s solicitation of proxies to elect the Nominees to the Board at the Annual Meeting. Information required to be disclosed with respect to UPG has been disclosed in the Definitive Proxy Statement. Moreover, the Stockholder Group has voluntarily disclosed considerable information with respect to UPG in its definitive additional materials, including the presentation filed with the SEC on May 12, 2020, in order to familiarize stockholders with UPG. However, it is important to keep in mind that this solicitation pertains to the election of director candidates, not a proposed merger with UPG. As we have made clear repeatedly, Privet and UPG are not attempting to acquire the Company and have no plans to do so. We are focused on overhauling Synalloy’s Board and implementing a strategy to produce long-term, sustainable value. At the Annual Meeting stockholders must decide which director candidates to elect to the Board to represent their interests – they are not being asked to make an investment decision with respect to UPG. As such, the Stockholder Group does not believe that providing further information with respect to UPG is necessary or material to stockholders casting their votes at the Annual Meeting.

Similarly, the Disclosure Demand claims that the disclosure with respect to Mr. Hutter is insufficient in order for stockholders to make an informed voting decision because there is no way for stockholders to verify his qualifications since he has only worked at privately held businesses. The Stockholder Group believes the Disclosure Demand is mistaken in this regard as well. Mr. Hutter is a director nominee and a participant in the Stockholder Group’s solicitation of proxies to elect the Nominees to the Board at the Annual Meeting. Information required to be disclosed with respect to Mr. Hutter, whether in his capacity as a director nominee or a participant, has been disclosed in the Definitive Proxy Statement. The suggestion that Mr. Hutter’s stated qualifications and achievements are somehow untrue because they took place at private companies is ridiculous. The Stockholder Group is required to make accurate disclosure by Rule 14a-9 and otherwise. It has done so, including with respect to Mr. Hutter and his qualifications. The Disclosure Demand also seemingly questions whether there is some sort of relationship between Mr. Hutter and Privet. As disclosed in the Definitive Proxy Statement, Mr. Hutter, as a member of UPG, was a party to the Group Agreement and is a party to the Joint Filing and Solicitation Agreement. Mr. Hutter did not have any agreements, arrangements or understandings with Privet prior to the entry of the Group Agreement. Further, the Definitive Proxy Statement explicitly provides that, except as otherwise set forth therein “no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company.” The Stockholder Group has disclosed information with respect to Mr. Hutter which it believes is sufficient to allow stockholders to make an informed decision with respect to his candidacy when casting their votes at the Annual Meeting.

Again, the Stockholder Group firmly believes that the disclosure in the Definitive Proxy Statement complies with the requirements of the Exchange Act and that the allegations in the Disclosure Demand are without merit. To the extent that the Company or any other party commences litigation against the Stockholder Group alleging violations of the Exchange Act or otherwise, the Stockholder Group intends to vigorously defend itself.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The proxy materials are available at

www.StrengthenSynalloy.com

IMPORTANT

Your vote is important, no matter how many or how few shares of Common Stock you own. Please sign, date and return the WHITE proxy card today to vote FOR the election of the Nominees and in accordance with the Stockholder Group’s recommendations on the other proposals on the agenda for the Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the WHITE proxy card and return it to the Stockholder Group, c/o Saratoga Proxy Consulting LLC.
•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a WHITE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, if you wish to vote, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.
•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the voting form.

Since only your latest dated proxy card will count, you should DISREGARD AND DISCARD, and NOT vote, any BLUE proxy card you receive from the Company. Even if you return the BLUE management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. Remember, you can vote for our Nominees only on our WHITE proxy card. So please make certain that the latest dated proxy card you return is the WHITE proxy card.

Saratoga Proxy Consulting LLC is assisting the Stockholder Group with its effort to solicit proxies. If you have any questions or require assistance in authorizing a proxy or voting your shares of Common Stock, please contact:

Saratoga Proxy Consulting, LLC

520 8th Avenue, 14th Floor

New York, NY 10018

(212) 257-1311

Stockholders may call toll-free: (888) 368-0379

info@saratogaproxy.com

WHITE PROXY CARD

Synalloy Corporation

2020 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF PRIVET FUND LP, UPG ENTERPRISES LLC AND THE OTHER PARTICIPANTS IN THEIR SOLICITATION

THE BOARD OF DIRECTORS OF Synalloy Corporation
IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

The undersigned appoints Ryan Levenson, Benjamin Rosenzweig, John Ferguson and Ryan Nebel, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock, par value $1.00 (the “Common Stock”), of Synalloy Corporation (the “Company”), which the undersigned would be entitled to vote if personally present at the 2020 Annual Meeting of Stockholders of the Company scheduled to be held on Tuesday, June 30, 2020 at 9:00 a.m. Eastern Time, at Synalloy’s headquarters at 4510 Cox Road, Suite 201, Richmond, Virginia 23060 (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Privet Fund LP and UPG Enterprises LLC (together, the “Stockholder Group”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1, “AGAINST” PROPOSAL 2 AND “FOR” PROPOSAL 3.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with the Stockholder Group’s solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X] Please mark vote as in this example

THE STOCKHOLDER GROUP RECOMMENDS A VOTE “FOR” THE NOMINEES LISTED IN PROPOSAL 1 AND “AGAINST” PROPOSAL 2. THE STOCKHOLDER GROUP MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 3.

1.	The Stockholder Group’s proposal to elect Andee Harris, Christopher Hutter, Aldo Mazzaferro, Benjamin Rosenzweig and John P. Schauerman as directors of the Company:
	FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW

Nominees: Andee Harris Christopher Hutter Aldo Mazzaferro Benjamin Rosenzweig John P. Schauerman	☐	☐	☐ ______________ ______________ ______________

The Stockholder Group does not expect that any of its nominees will be unable to stand for election, but, in the event that any nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, the Stockholder Group has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, shares of Common Stock represented by this proxy card will be voted for such substitute nominee(s).

NOTE: If you do not wish for your shares to be voted “FOR” a particular nominee, mark the “FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW” box and write the name(s) of the nominee(s) you do not support on the line(s) above. Your shares will be voted for the remaining nominee(s).

Unless vote allocation instructions are provided, this Proxy confers discretionary authority upon the Proxies to cumulate votes in favor of one or more of the nominees, at the Proxies’ sole discretion, in order to elect as many of the nominees as possible. The shares represented by this Proxy will not be cumulated with respect to any nominee for whom the authority to vote has been withheld. If you wish to provide vote allocation instructions, you must check the box below, submit the proxy card by mail and hand mark the number of votes you wish to allocate to any particular nominee. You do not need to check the “FOR ALL” box to allocate votes among all of our nominees. If you provide vote allocation instructions for less than all of the votes that you are entitled to cast, the Proxies will retain discretionary authority to cast your remaining votes, except for any nominee for whom you have withheld authority by marking the “FOR ALL EXCEPT” box. NOTE: If you hold your shares in street name and wish to provide vote allocation instructions, you must contact your broker, banker or other custodian for instructions.

☐	To specify different directions with respect to cumulative voting, mark the adjacent box and write your instructions in the space provided below under “CUMULATIVE VOTING INSTRUCTIONS.”

2.	Company’s proposal of the non-binding, advisory resolution approving the compensation of the Company’s named executive officers:

☐FOR	☐AGAINST	☐ABSTAIN

3.	Company’s proposal of the ratification of the appointment of KPMG, LLP as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2020:

☐FOR	☐AGAINST	☐ABSTAIN

CUMULATIVE VOTING INSTRUCTIONS: Provide below any instructions with respect to how the undersigned’s shares should be cumulatively voted at the Annual Meeting, including the number of shares of Common Stock to be voted for any particular nominee and/or the name of any nominee with respect to whom the undersigned is withholding authority to cumulate votes, as applicable. Unless indicated to the contrary in the space provided below, all cumulative votes of such stockholder will be distributed among the remaining nominees at the discretion of the proxy holders named herein.

______________________________

______________________________

______________________________

______________________________

______________________________

DATED: ____________________________

____________________________________

(Signature)

____________________________________

(Signature, if held jointly)

____________________________________

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.